UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Successor Director of

Shanghai Jiaotong University LDK Solar Laboratory

We, LDK Solar Co., Ltd., have announced that, with the regretful passing away yesterday of Professor Rongqiang Cui, Director of Shanghai Jiaotong University LDK Solar Laboratory, the management of Shanghai Jiaotong University LDK Solar Laboratory will be assumed by Dr. Yuepeng Wan, our Senior Vice President and Chief Technology Officer, along with his research team.

Our press release issued on August 3, 2012 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: August 3, 2012

Exhibit 99.1

LDK Solar Regretfully Announces the Passing of Professor Cui

XINYU CITY, China and SUNNYVALE, Calif., August 3, 2012 - LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, today announced that Professor Rongqiang Cui, Director of LDK Solar’s Laboratory at Shanghai Jiaotong University, passed away at the age of 71.

Professor Cui joined LDK Solar in September 2005 as the Director of LDK Solar’s Laboratory at Shanghai Jiaotong University. Professor Cui began solar energy research in 1971 and became the Head of the Solar Research Institute of Shanghai Jiaotong University in 1997. Previously, he was an assistant tutor, lecturer and professor in the Physics Department of Xian Jiaotong University from 1964 to 1996. Professor Cui graduated from the Xian Jiaotong University in 1964 with a diploma in Engineering Physics.

Management of the LDK Solar Laboratory at Shanghai Jiaotong University will be assumed by Dr. Yuepeng Wan, LDK Solar’s Chief Technical Officer, along with his research team.

Mr. Xiaofeng Peng, Chairman and CEO of LDK Solar, stated, “It is with deep sadness that we announce the passing of Professor Cui. He was a valued member of the LDK family and will be sorely missed by his colleagues.”

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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